ATLAS PACIFIC LIMITED

ACN 009 220 053



Annual Report 2004



ATLAS PACIFIC LIMITED

Annual Report 2004

CORPORATE DIRECTORY

DIRECTORS

Stephen John **ARROW**

Ian MacKenzie **MURCHISON**
B. Comm, F.C.A., Dip Naut. Sc.

George Robert Warwick **SNOW**
B.Ec., F.A.I.C.D.

Joseph James Uel **TAYLOR**
B.Sc. (Biology),
Ph.D. (Aquaculture - Marine Biology)

COMPANY SECRETARY

Simon Charles Bunbury **ADAMS**
B.Bus, M.Acc, A.C.I.S.

REGISTERED OFFICE

43 York Street
Subiaco
Western Australia 6008
P.O. Box 8015
Subiaco East
Western Australia 6008

Telephone: +61(0)8 9380 9444
Facsimile: +61 (0)8 9380 9970

Website: http://www.atlaspacific.com.au

E-mail: atlas@atlaspacific.com.au

AUDITORS

BDO
Chartered Accountants and Advisers
256 St George's Terrace
Perth
Western Australia 6000

TAX ADVISERS

KPMG
152-158 St George's Terrace
Perth
Western Australia 6000

BANKERS

Australia and New Zealand Banking Group Ltd
77 St Georges Terrace
Perth
Western Australia 6000

SHARE REGISTRY

Computershare (WA) Pty Ltd
Level 2,
45 St George's Terrace
Perth
Western Australia 6000

HOME EXCHANGE

Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
Perth
Western Australia 6000

ASX Trading Code: ATP

OVERSEAS EXCHANGE

The NASDAQ Stock Market
1735 K Street, NW
Washington DC 20006-1500
United States of America

NASDAQ Trading Code: APCFY




Annual Report
2004

CHAIRMAN'S REPORT

Dear Shareholder,

The calendar year of 2004 was a year of significant highs and lows for the Company. Much has been learnt from the disappointing financial results and steps have been taken to limit the impact of the events of the past, which has resulted in the Company's first loss in 5 years.

Whilst the final loss figure was an amount of approximately $1.5 million, this was substantially affected by a tax provision arising from Indonesian tax audits which relate back many years and although some provisions had already been raised, the final figures were not resolved until recently. There was a large impact from the write-down in the value of the oyster stock that had been held in the accounts. The accounting treatment of this does not affect the cash flow and relates to previous decisions on how the oyster stocks were valued.

Generally, in addition to these matters, the results have been affected by climatic conditions relating to the 2001/02 *El Nino*, pearl quality, exchange rate fluctuations and the balance of supply to demand in the World pearl market. Some of these matters are beyond the

"The prospect for future profitable growth from the large number of oysters is enhanced by the considerable improvements in husbandry and technical skills associated with seeding and post seeding management"

"The Company moves into its thirteenth year as a pearl producer having established an extremely strong production platform based on sound scientific method, improved husbandry, site management and diversification"

Company's control, but considerable progress has been made in the areas over which we do have some influence.

I believe there has been a considerable turnaround in recent times in the pearl market and we are seeing indications of increasing demand and some improvement in pearl prices. This coincides with the Company producing higher volumes of quality pearls and I am confident this will lead to increasing cash flow and a strong return to profitability.

The basic ingredient for success in the pearling industry is to ensure that there is a regular supply of good quality juvenile oysters. By diversifying our hatchery and grow-out sites to different locations in Indonesia we have reduced the risk of failure from any localised climatic conditions.

The hatchery and grow-out farm based in North Bali has performed above expectations during 2004, and the development of this site has been impressive. The North Bali project has underpinned our current juvenile production. A second hatchery and grow-out site, which is operating in conjunction with another pearling operator in the North Maluku province, has not performed as well as we had hoped for 2004 and its future will be reviewed during the first half of 2005.

The nature of pearling operations is such that we have a relatively fixed cost structure and so economies of scale are achieved from higher production levels. This needs to be balanced with the physical and environmental capacity of each farm site and, to this end, we believe that the Alyui Bay farm site is reaching its limits in terms of numbers of oysters that can be seeded and maintained. We are currently seeking opportunities of expanding our pearl production by establishing new farm sites in the southern region of Indonesia. This geographical diversification will further mitigate the risks from climatic and environmental effects.

Whilst considerably more detail is provided elsewhere in this Annual Report, I would like to highlight the success that we have had with juvenile production and the transportation of young oysters from Bali and North Maluku to Alyui Bay. We have built our oyster reserves to levels which provide us a buffer in the event of adverse conditions in the future.

The prospect for future profitable growth from the large number of oysters is enhanced by the considerable improvements in husbandry and technical skills associated with seeding and post seeding management. This has led to improved survival and pearl quality.

The marketing relationship with Pearlautore International (PAI) remains strong and we believe that they have achieved significant results in difficult market circumstances. PAI have made substantial changes in their marketing techniques to remain at the forefront in the ever changing jewellery and wholesale industry. Our Company is exploring opportunities to participate further in the value added chain within the pearling industry in association with PAI.

We have enhanced our direct marketing skills through our efforts in selling by-products such as mother of pearl shell, both raw and processed, and other pearling products in association with our recently formed South Sea Creations (see the website www.southseacreations.com).

A feasibility study is underway into further developing the business by establishing a retail and tourist outlet in Bali. This is expected to lead to further participation in the jewellery sector, which although carrying additional risk, can substantially increase our rewards.

The Company moves into its thirteenth year as a pearl producer having established an extremely strong production platform based on sound scientific method, improved husbandry, site management and diversification. This has been achieved due to the considerable efforts of all our staff in the Bali operational centre, in all field sites and from our corporate office in Perth.

Although the operation has expanded considerably in the past five years in terms of quantity of pearls, we remain committed to producing pearls of the highest quality.

I would like to personally acknowledge the support and assistance by the Directors of the Company and the substantial effort by our Managing Director, Dr. Joseph Taylor.

George Snow
Chairman

10th March 2005




Annual Report
2004

DIRECTORS' REPORT

The Directors present their report together with the financial statements of Atlas Pacific Limited ("the Company") and the consolidated accounts of the economic entity, being the Company and its controlled entities, for the year ended 31 December 2004 and the auditor's report thereon.

DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

GEORGE ROBERT WARWICK SNOW, B.Ec., F.A.I.C.D.

CHAIRMAN OF THE BOARD

Mr Snow is a graduate in economics from the Australian National University and has had extensive experience in property development, real estate management and mortgage finance. Mr Snow is the Managing Director of the Dampier Investment Group which is a substantial shareholder on the Company.

Director since 28 October 1997, appointed Chairman on 28 July 2004.

(Last re-elected as a director 21 May 2003)

Directorships of other listed companies held in the last three years:

- Biron Capital Limited (resigned 17 February 2005)

STEPHEN JOHN ARROW

NON EXECUTIVE DIRECTOR

Mr Arrow has been involved in the pearling industry in Western Australia and the Northern Territory since 1980 and is Managing Director and owner of Arrow Pearl Co Pty Ltd. Mr Arrow brings to the Board extensive pearling experience from many regions of the world as well as contacts within the industry.

Appointed Director on 29 June 1999.

(Last re-elected as a director 22 May 2002)

Directorships of other listed companies held in the last three years:

- Nil

IAN McKENZIE MURCHISON B.Comm, F.C.A., Dip. Naut. Sc.

INDEPENDENT NON EXECUTIVE DIRECTOR

Mr Murchison has had over 25 years experience in finance and investment, and has been a Director of both listed and unlisted companies in Australia and overseas. Mr Murchison is an investment director and founding partner of the WA based private equity investment fund, Foundation Capital. Mr Murchison was a founding partner of the national chartered accounting firm of Sothertons.

Appointed Director on 28 July 2004.

Directorships of other listed companies held in the last three years:

- Citrofresh International Ltd (resigned 30 June 2003)

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D. (Aquaculture-Marine Biology)

MANAGING DIRECTOR

Dr Taylor is a marine biologist and aquaculturist whose PhD research specialised in the husbandry of *Pinctada maxima* pearl oysters. Since 1989, Dr Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea Pearl farming. He has acquired extensive knowledge regarding the biology of pearl oysters and has presented many research papers on this subject. Dr Taylor commenced employment with the Company in 1996 as the Project Manager and has overseen the development of the business to its current level of production.

Appointed Director on 13 September 2000 and as Managing Director on 31 August 2001.

(The constitution does not require the Managing Director to retire by rotation)

Directorships of other listed companies held in the last three years:

- Nil

WALTER FREDERICK JAMES, M.I.E. (Aust), F.A.I.C.D.

(RETIRED NON-EXECUTIVE DIRECTOR)

Mr James retired as a director on 28 July 2004.

COMPANY SECRETARY

The Company Secretary of the Company at any time during or since the end of the financial year is:

SIMON CHARLES BUNBURY ADAMS, B.Bus, M.Acc, A.C.I.S

Mr Adams fulfils the responsibilities of Company Secretary and Financial Controller of the Company. He has a broad range of corporate and accounting experience in the areas pearling, resources, engineering and property industries. Mr Adams has been with the Company since 2000.

Company Secretary since 1 February 2001.

DIRECTORS' MEETINGS

The attendance at meetings of the Company's Directors including meetings of committees of Directors is shown below:

Director	Period	Directors' Meetings		Audit Committee Meetings	
		Held	Attended	Held	Attended
G.R.W. Snow	01/01/04 - 31/12/04	10	9	3	3
S.J. Arrow	01/01/04 - 31/12/04	10	8	3	3
I.M. Murchison	28/07/04 - 31/12/04	3	3	2	2
J.J.U. Taylor	01/01/04 - 31/12/04	10	10	3	3
W.F. James	01/01/04 - 28/07/04	7	7	1	1



CORPORATE GOVERNANCE

The Company is committed to good corporate governance. Where possible, given the size and resources of the Company, the "Principles of Good Corporate Governance and Best Practice Recommendations" as set out by the Australian Stock Exchange Corporate Governance Council have been adopted. Where there is variation from these principles, an explanation is provided in this report. Where necessary, details of current policies and practices are provided.

1. Roles and Responsibilities of the Board

The Board of Directors is responsible for the corporate governance of the consolidated entity including its strategic direction, establishing management goals and monitoring the achievement of these objectives. The Board of Directors is responsible for reviewing and ratifying control systems relating to risk management, internal control and legal compliance. The roles and responsibilities of Directors are established in the Company's code of conduct for Directors.

2. Board Structure

2.1 Composition of the Board

In accordance with the definitions of an independent director as set out in Principle 2.1 of the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations", only Mr Ian Murchison is an independent director. The Board is therefore not made up of a majority of directors who are independent however, the directors believe that they can, and do, act independently making judgements that are in the best interest of the Company on all relevant issues.

The Board believes that its members represent a good balance of skills, knowledge and experience that are necessary to understand and manage the challenges faced in the pearling industry. It also believes that the size of the Board reflects an appropriate allocation of the Company's resources and allows for effective decision making by its members.

2.2 Role of the Chairman

Mr Snow is the principal of Dampier Investment Group Pty Ltd which is a substantial shareholder owning 15.97% of the issued shares of the Company and therefore is not considered to meet the definition of an independent director. Mr Snow and his fellow directors believe that he does act independently and in the best interests of the Company and all of its shareholders when dealing with issues that fall within the scope of the role of the Chairman. The position of chairman was assumed by Mr Snow upon the resignation of Mr James, who was an independent director, in July 2004.

2.3 Nomination Committee

The Board has not established a nomination committee

as there are insufficient directors on the Board for the functions of such a committee to operate effectively as a sub-committee. A formal performance review of the Board and its members has not been undertaken in the last financial year. Careful consideration is given to the appointment of the Company's new Directors to ensure that the Board is well served by their experience and skills. The Board remains open to appointing additional Directors who may add value to the skill and knowledge base of the Board.

Directors are appointed for a fixed term with their positions made vacant in accordance with the Company's constitution. Reappointment of a Director at the time of their retirement is not automatic but they may renominate for their positions on the Board subject to the constitution and they are re-elected by the members at the Company's annual general meeting.

3. Ethical Standards

3.1 Code of Conduct

There is no formal code of conduct in place for Directors and senior executive officers. However, the Board and management do adhere to best practice principles which include the following:

(i) conflict of interest - managing situations where the interest of a private individual interferes or appears to interfere with the interests of the Company;

(ii) corporate opportunity - preventing directors and key executives from taking advantage of property, information or position, or opportunities arising from these, for personal gain;

(iii) confidentiality - restricting the use of non-public information except where disclosure is authorised or legally mandated;

(iv) fair dealing - by all employees with customers, suppliers, competitors and employees of the Company;

(v) protection and proper use of assets of the Company - ensuring the protection of and efficient use of assets for legitimate business purposes;

(vi) compliance with laws and regulations - active promotion of compliance.

3.2 Trading in Company Securities

The Company has a share trading policy. Directors and employees (and their associates) are permitted to own shares in the Company but they are restricted to the trading of the Company's shares or other securities within a "window" period being between 24 hours and

30 days following the release of any announcement to the Australian Stock Exchange. Directors must advise the Company of any trading of its securities within five (5) days of any such transaction.

4. Integrity of Financial Reporting

4.1 Audit Committee

The audit committee is made up of the three (3) non-executive Directors, two of whom are not independent. The chair of the audit committee is Mr Ian Murchison, an independent director who is not the Chairman of the Board. Mr Murchison is a qualified accountant and has extensive financial experience. The other members of the audit committee have a good understanding of business and are financially literate. The size and makeup of the current Board makes it impossible for there to be a majority of independent members on the audit committee.

5. Continuous Disclosure

The Company does not have a written policy on disclosure requirements but it is compliant with the continuous disclosure rules of the Australian Stock Exchange which ensures that:

(i) all investors have equal and timely access to material information concerning the Company, including its financial situation, performance, ownership and governance; and

(ii) Company announcements are factual and presented in a clear and balanced way.

6. Shareholder Relations

The Board aims to ensure that all shareholders are kept informed of the Company's performance. Information is regularly communicated to shareholders through:

(i) Distribution of the annual report to all shareholders (other than those who elect not to receive it);

(ii) Distribution of shareholder updates which provide additional operational, corporate and financial information relevant for that period;

(iii) The annual general meeting and other meetings where shareholders have the opportunity to approve various Board actions;

(iv) Company announcements, shareholder or stock broker briefings and press releases which are posted to the Company's website; and

(v) Direct shareholder liaison by authorised executives.

The Company's auditor is required to attend all annual general meetings to address shareholders' inquiries regarding the scope and conduct of the audit.

7. Risk Management

The Company has undertaken a risk assessment analysis in the last year which was facilitated by a third party consultant.

This addressed all aspects of the business including the financial, operational and compliance risks, both financial and non-financial.

The Managing Director and the Chief Financial Officer have declared in writing to the Board that the risk management and associated compliance and controls have been assessed and found to be operating effectively.

8. Board and Executive Performance

The performance of key executives is evaluated regularly by the Board. The performance of senior managers is judged against key performance indicators set by the Board.

There has been no formal performance evaluation of the Board or individual directors undertaken during the reporting period. The Board believes that the individual directors have made independent judgements on business matters which have been in the best interest of the Company during the reporting period.

9. Remuneration

9.1 Remuneration Policy

The objectives of the Company's remuneration framework is to ensure that reward for performance is competitive and appropriate for the results delivered and recognises the environment within which its executives operate. Remuneration of senior executives is set with the objectives of:

(i) retaining and motivating key staff;

(ii) attracting quality management skills to the organisation; and

(iii) ensuring that executive staff feel a strong sense of ownership in the Company's success by sharing in the rewards of its success.

9.2 Remuneration Committee

A remuneration committee has not been established by the Board. The function of reviewing remuneration for senior executives and Directors is undertaken by the non-executive Directors.

9.3 Remuneration Structure of Executive and Non-Executive Directors

The Managing Director is employed under a fixed term contract which expires on 31 December 2007. His employment agreement specifies the responsibilities of his role. The Managing Director's remuneration package has a fixed salary component as well as various allowances relating to Dr Taylor living in Indonesia with his family. Dr Taylor is not entitled to any special termination payments under this contract. The current contract for the Managing Director does not provide for incentive payments in the form of cash or options linked to performance targets.

The Directors' remuneration is set out in the Directors' Report. Non Executive Directors' aggregate annual remuneration may not exceed $250,000.

10. Stakeholders' Interests

The Company does not have a code of conduct to deal with the legal and other obligations to stakeholders as set down in the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations".

Senior executives are required to identify strategic stakeholders and maintain close contact with these parties at all times. Such stakeholders include employees, local communities within which the pearl farming activities are operated, critical equipment and service suppliers, product distributors and local and regional government authorities.

Employees have the right, and are encouraged to alert management and the Board in good faith to potential misconduct without fear of retribution. Where necessary, such reports must be recorded and investigated in full.

ACTIVITIES AND REVIEW OF OPERATIONS

The Consolidated entity continues to operate only as a pearl producer.

1. Year in Perspective

The 2004 financial year has seen the introduction of a number of new initiatives which will enhance the future prospects of the Company. These include:

- Development of the new hatchery and grow-out farm in North Bali which has enhanced the Company's geographic diversity, thus reducing the risk from adverse climatic events;
- Initiation of a new research and development program relating to the genetic identification of high quality pearl oysters which will enable future breeding programs to be better targeted towards high quality oysters;
- Improved technical competency in relation to seeding and husbandry of oysters leading to higher retention of nuclei, lower mortalities and improvements in pearl quality;
- Diversification into direct sales of by-products and the enhancement of general marketing skills within the organisation.

2. Operating Results

The Board of Atlas Pacific Limited (ATP) announces that the economic entity's after tax loss for the year ended 31 December 2004 is $1,469,956. This compares with an after tax profit of $1,244,733 for the same period in 2003.

The major factors which have lead to this loss position are:

1. A write-down in inventory during the year of $541,000. $224,000 of this related to the write-down of oyster inventory which in the opinion of the Board was recorded at a value that was higher than its net realisable value. A further write-down of $317,000 related to the harmonization of the accounting treatment of stock in Indonesia and Australia specifically relating to the capitalisation of expenses to the carrying value of oyster stocks on hand;

2. An increase in tax provisions for prior years of $408,000 resulting from a recently completed tax audit of our Indonesian subsidiary;

3. A foreign exchange translation loss of $186,000 resulting from the conversion of the subsidiary's Indonesian Rupiah accounts to the consolidated group's reporting currency (AUD). This is an unrealised loss and does not have an impact on the company's cash position.

The Company's balance sheet remains strong and although there has been a reduction in cash reserves during the year, the Board is confident that this position will improve in 2005 and there will be no need for any fund raising for normal operations in the near future.

The Company sold $5,209,000 (2003 - $8,804,000) worth of pearls during the last year. In addition to this, a further $601,000 was raised through the sale of pearl shell by-products including mother of pearl (MOP) and pearl jewellery and raw MOP shell.

3. **Pearl Oyster Production Results**

The large number of oysters successfully reared during 2003 at Bali and Bacan were delivered to Alyui during 2004. This significantly increased our ability to raise the number of seeded stocks and during the year ended 31 December 2004, the group successfully seeded over 360,000 oysters.

Hatchery production and grow-out at the Company's new site of Penyabangan North Bali during 2004 was the best achieved since 1997 in terms of overall numbers and the best on record in terms of survival. This more than made up for the lower than anticipated numbers of juvenile oysters that were produced at the joint operation site in Bacan.

The improved oyster quality and numbers available for seeding during 2004 gave rise to better post operative results when compared to earlier years.

"Hatchery production and grow-out at the Company's new site of Penyabangan North Bali during 2004 was the best achieved since 1997 in terms of overall numbers and the best on record in terms of survival"

4. **Bali Project**

The Company has established a wholly owned grow-out and hatchery site at Penyabangan in North Bali. The project at Penyabangan has reached its target operational level and has resulted in the geographical diversification of the Company's activities as part of the Company's previously stated risk minimisation objectives.

The Company's technical training division and research and development programme is now located at Penyabangan. Additionally, various ancillary functions such as longline, net and boat construction have been moved to Penyabangan to free up resources at the Alyui Bay pearl farm.

5. **Bacan Project**

During 2004, the Bacan project did not repeat the excellent production results of 2003. The 2004/2005 season has commenced and results will be monitored and reviewed.

6. **Alyui Bay Pearling Centre**

The Alyui Bay pearl production site has seeded the highest number of oysters in the Company's 11 year history. Three hundred and sixty thousand oysters were seeded of which 342,000 were the Company's and the balance was for the benefit of our joint operation partners. Nearly all of the oysters that were seeded were first time operated oysters.

"The Alyui Bay pearl production site has seeded the highest number of oysters in the Company's 11 year history"



12. Conclusion

The Company continues to strive for excellence in the production of pearls. The Board acknowledges the disappointing financial results for 2004 and is making every effort to return to an operating profit in 2005. The Board of Directors remains committed to rewarding shareholders with the resumption of dividend payments as soon as sufficient cash reserves are available.

ECONOMIC ENTITY RESULT

The consolidated net profit/ (loss) after income tax of the economic entity for the financial year was:

	2004 $	2003 $
Operating profit/(loss) after income tax	(1,469,956)	1,244,733

DIVIDENDS

The Company did not pay any dividends in the financial year ending 31 December 2004. Dividends paid by the Company during the financial year ended 31 December 2003 were:

Date Paid	Cents per share	Total Amount Paid	Proportion of FrankingCredit Per Share
30 April 2003	1.0	$878,102	100%

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The consolidated entity's activities expose it to changes in foreign exchange rates. The Board has approved policies and procedures to manage this exposure. Derivative financial instruments are used to hedge cash flows that are subject to foreign exchange rate risks and are not held for speculative purposes.

MATTERS SUBSEQUENT TO BALANCE DATE

There are no events that have occurred after the balance date which will have a material effect on the operating results of the Company.

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and NASDAQ Stock Exchanges and through regular newsletters.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The price that is achieved for pearls is market driven but is determined by five characteristics being size, colour, shape, skin quality and lustre. The production of a pearl is a natural process, which means that the predictability of quality is uncertain. The Company adopts best practice farming techniques to try and limit poor quality but it cannot control environmental conditions that will influence the production process.

The number of pearls produced is directly influenced by the quantity of oysters that are seeded. The table below demonstrates that there has been a significant increase in the seeding of virgin oysters in the last three years which will translate into higher numbers of pearls in the next two years.

Pearl sales are generally denominated in Japanese Yen. The strong

"The Alyui Bay pearl production site has seeded the highest number of oysters in the Company's 11 year history"

4. **Bali Project**

The Company has established a wholly owned grow-out and hatchery site at Penyabangan in North Bali. The project at Penyabangan has reached its target operational level and has resulted in the geographical diversification of the Company's activities as part of the Company's previously stated risk minimisation objectives.

The Company's technical training division and research and development programme is now located at Penyabangan. Additionally, various ancillary functions such as longline, net and boat construction have been moved to Penyabangan to free up resources at the Alyui Bay pearl farm.

5. **Bacan Project**

During 2004, the Bacan project did not repeat the excellent production results of 2003. The 2004/2005 season has commenced and results will be monitored and reviewed.

6. **Alyui Bay Pearling Centre**

The Alyui Bay pearl production site has seeded the highest number of oysters in the Company's 11 year history. Three hundred and sixty thousand oysters were seeded of which 342,000 were the Company's and the balance was for the benefit of our joint operation partners. Nearly all of the oysters that were seeded were first time operated oysters.




Alyui Bay Pearl Farm
No of Oysters Seeded
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
2000
2001
2002
2003
2004

It is the Company's experience that in Indonesia, virgin oysters produce a superior pearl to oysters that are reoperated after their first pearl is extracted.

The Company is pleased with the post operative results with high nuclei retention and low mortalities being achieved during 2004. This operational improvement is due to the discipline and dedicated approach of our Project Manager, Jan Jorgensen, who has been able to generate improved productivity and better technical competency at the Alyui Bay site.

Harvests were adversely affected in 2004 as a result of the difficult 2002 year seeding program and consequently pearl quality was lower. The total volume and value of pearls harvested during 2004 was down compared to 2003. On a positive note, pearl quality improved with each harvest completed during 2004 and we are hopeful that this trend will continue in 2005.

7. **Socio-Political and Security Situation**

The September 2004 bombing that occurred near the Australian Embassy in Jakarta had a limited effect on the Indonesian economy and no immediate impact on the Company's operations. The election of President Susilo Bambang Yudhoyono has engendered a new feeling of optimism within Indonesia.

North Sumatra and Aceh were struck by the devastating tsunami and earthquake that occurred in December 2004. This event did not directly affect the Company's pearling operation. The group has provided financial support to the recovery programme now underway.

The Company continues to do all it can to maintain good relations with local communities and regional government agencies and parties that can have any influence over the safety and security of our personnel and assets in Indonesia.

8. **Personnel**

The Company programme of promoting Indonesian staff continues. The North Bali site of Penyabangan is managed by Ms Laila Albaar and Mr Yakobus Ndolu, both of whom have been with the Company for many years. The Bacan Project management was transferred to a new local team headed by Ms Atmini, Mr Frans Cucins and Mr Irphanie. At Alyui, two of the Company's production sites are also under local management. Batu Terio is managed by Ms Maria Nggangoek whilst Sailo is managed by Mr Lodewek.

The number of expatriate managers involved in the Company's project has remained constant whilst the focus has switched from day-to-day management to long term planning, problem solving, training and research and development. Mr Jan Jorgensen remains as the Alyui Project Manager with assistance from Dr Rick Brailey, Karl Pearce and Ryan Arnup.

Dr Jens Knauer is now dedicated to Research and Development and assisting Managing Director Dr Joseph Taylor on future project development. Mrs Claire Taylor has been working in developing the Company's marketing division under the banner of South Sea Creations.

The total permanent Indonesian based work force at 31 December 2004 was:

Expatriate	7
National	432

9. Marketing

The Company continues to be represented by the pearl marketing and trading company Pearlautore International (PAI). During 2004, PAI increased efforts into value adding to the pearls through the creation of jewellery and more strands. There was an emphasis on direct sales as opposed to auctions in 2004. PAI continues to heavily promote the brand "Autore South Sea Pearls" and opened offices in Japan, USA, Spain and Britain during 2004. In an effort to explore further revenue opportunities, the Company launched the trading division "South Sea Creations" (SSC). To date, SSC has concentrated on developing the sale of by-products such as raw MOP, pearl meat, polished MOP and MOP jewellery. The Company plans to develop pearl jewellery lines during 2005 and to investigate retail opportunities in the popular tourist precincts of Bali.

10. Research and Development

Research and development received a major boost in 2004 with the commencement of a collaborative genetic research programme to develop selected breeding lines for pearl oysters. The Company's partner is the internationally recognized Marine Biology and Aquaculture School of James Cook University (JCU).

Preliminary data from our initial experiments is already changing the way in which the Company operates its ongoing breeding programme.

11. Environment

It is in the Company's interest to ensure that environment at the farm sites is protected and maintained to the highest standards. All environmental regulations that relate to the Company in Indonesia and Australia are adhered to.

12. Conclusion

The Company continues to strive for excellence in the production of pearls. The Board acknowledges the disappointing financial results for 2004 and is making every effort to return to an operating profit in 2005. The Board of Directors remains committed to rewarding shareholders with the resumption of dividend payments as soon as sufficient cash reserves are available.

ECONOMIC ENTITY RESULT

The consolidated net profit/ (loss) after income tax of the economic entity for the financial year was:

	2004 $	2003 $
Operating profit/(loss) after income tax	(1,469,956)	1,244,733

DIVIDENDS

The Company did not pay any dividends in the financial year ending 31 December 2004. Dividends paid by the Company during the financial year ended 31 December 2003 were:

Date Paid	Cents per share	Total Amount Paid	Proportion of FrankingCredit Per Share
30 April 2003	1.0	$878,102	100%

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The consolidated entity's activities expose it to changes in foreign exchange rates. The Board has approved policies and procedures to manage this exposure. Derivative financial instruments are used to hedge cash flows that are subject to foreign exchange rate risks and are not held for speculative purposes.

MATTERS SUBSEQUENT TO BALANCE DATE

There are no events that have occurred after the balance date which will have a material effect on the operating results of the Company.

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and NASDAQ Stock Exchanges and through regular newsletters.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The price that is achieved for pearls is market driven but is determined by five characteristics being size, colour, shape, skin quality and lustre. The production of a pearl is a natural process, which means that the predictability of quality is uncertain. The Company adopts best practice farming techniques to try and limit poor quality but it cannot control environmental conditions that will influence the production process.

The number of pearls produced is directly influenced by the quantity of oysters that are seeded. The table below demonstrates that there has been a significant increase in the seeding of virgin oysters in the last three years which will translate into higher numbers of pearls in the next two years.

Pearl sales are generally denominated in Japanese Yen. The strong

	2000	2001	2002	2003	2004
Oysters nucleated (virgin only)	121,124	172,988	168,777	210,099	342,164
Total Pearl Sales Revenue (AU$)	$6,501,388	$10,856,678	$10,581,317	$8,803,892	$5,209,154
Net Profit/(loss) after tax (AU$)	$2,472,159	$4,150,770	$3,499,017	$1,244,733	(1,469,956)

Australian Dollar has resulted in lower prices per unit of weight in the reporting currency (AUD). The Company undertakes foreign exchange hedging within approved policy limits to manage exchange rate fluctuations where it is possible.

DIRECTORS' BENEFITS

Details relating to Directors' benefits other than Directors' emoluments can be found at Note 22 to the accounts.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

Indemnification

The Company has agreed to indemnify the following current Directors of the Company; Mr G.R.W. Snow, Mr S.J. Arrow, Mr I.M. Murchison and Dr J.J.U. Taylor, and the following former Directors; Mr P.G. Jermyn, Mr L.F. Petersen, Prof A.M. Kerr and Mr R.P. Poernomo, Mr W.F. James, against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as Directors of the Company, except where the liability arises out of conduct which involves negligence, default, breach of duty or a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

Insurance Premiums

Since the end of the previous financial year the Company has paid insurance premiums of $19,390 (2003 - $16,428) in respect of directors' and officers' liability and legal expenses insurance contracts, for current and former Directors and Officers.

DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

Details of the nature and amount of each element of the remuneration of each Director of the Company and each of the executive officers of the Company receiving the highest remuneration are:

		Base Remuneration (Salaries & Fees)	Allowances	Super-annuation	Total
Directors -					
G.R.W. Snow	**2004**	**$44,687**	-	**$4,022**	**$48,709**
	2003	$33,750	-	$3,038	$36,788
S.J. Arrow	**2004**	**$30,000**		**$2,700**	**$32,700**
	2003	$30,000	-	$2,700	$32,700
I.M. Murchison [1]	**2004**	**$14,063**	-	**$1,265**	**$15,328**
	2003	-	-	-	-
W.F. James [2]	**2004**	**$35,000**	-	**$3,150**	**$38,150**
	2003	$60,000	-	$4,219	$64,219
J.J.U. Taylor[4]	**2004**	**$214,227**	**$65,026**	**$21,687**	**$300,940**
	2003	$241,084	-	$21,388	$262,472
Executives -					
R.P. Poernomo [3]	**2004**	**$19,961**	-	-	**$19,961**
	2003	$12,500	$21,463	-	$33,963
J.S. Jorgensen [3,4]	**2004**	**$160,306**	-	-	**$160,306**
	2003	$149,286	-	-	$149,286
S.C.B. Adams	**2004**	**$105,000**	-	**$9,450**	**$114,450**
	2003	$105,263	-	$7,692	$112,955

Notes:

1. Mr I Murchison was appointed to the Board on 28 July 2004.
2. Mr WF James resigned as a Director on 28 July 2004.
3. Admiral R.P. Poernomo and J.S. Jorgensen are both Directors of the Company's Indonesian subsidiary, P.T. Cendana Indopearls.
4. Dr J Taylor & Mr J Jorgensen are both executive Directors of the economic entity.
5. It is the opinion of the Board that the only officer of the Company who meets the definition of executive officer as set out by the Corporations Act 2001 or the Australian Accounting Standards is the Company Secretary.

Refer to section 9 of the Corporate Governance report for details of the remuneration policies of the Company.

DIRECTORS' INTERESTS

The relevant interest of each current Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance with S205G (1) of the Corporations Law 2001, at the date of this report is as follows:

	Ordinary Shares	
	Direct	**Indirect**
G.R.W. Snow	-	14,025,744
S.J. Arrow	-	1,952,934
I.M. Murchison	-	650,000
J.J.U. Taylor	65,000	-
R.P. Poernomo [1]	1,265,000	-
J.S. Jorgensen [1]	36,034	-

Notes:.

1. Admiral R.P. Poernomo and J.S. Jorgensen are Directors of the Company's Indonesian subsidiary, P.T. Cendana Indopearls.

The auditor's independence declaration on page 53 forms part of the Directors' report for the year ended 31 December 2004.

Signed in accordance with a resolution of the Directors

G.R.W. Snow

Chairman

10 March 2005





STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	CONSOLIDATED		THE COMPANY	
		2004 $	2003 $	2004 $	2003 $
Revenue from sale of goods	2	5,822,982	8,858,413	5,218,743	8,803,892
Other revenues from ordinary activities	2	1,014,541	956,371	974,518	981,991
Total revenue	2	**6,837,523**	**9,814,784**	**6,193,261**	**9,785,883**
Expenses from ordinary activities					
Cost of goods sold		(5,089,271)	(5,049,131)	(4,954,917)	(5,182,141)
Marketing expenses		(564,743)	(618,811)	(564,743)	(618,811)
Administration expenses		(1,632,692)	(1,741,238)	(1,047,055)	(1,258,904)
Borrowing costs	3	(29)	(124)	(29)	(124)
Other expenses from ordinary activities	3	(923,798)	(464,171)	(2,592,357)	(1,700)
Total expenses		**(8,210,533)**	**(7,873,475)**	**(9,159,101)**	**(7,061,680)**
Profit from ordinary activities before related income tax expense		(1,373,010)	1,941,309	(2,965,840)	2,724,203
Income tax (expense)/benefit relating to ordinary activities	4	(96,946)	(696,576)	117,203	(818,412)
Profit from ordinary activities after related income tax attributable to members of the parent entity	15	(1,469,956)	1,244,733	(2,848,637)	1,905,791
Total changes in equity other than those resulting from transactions with owners as owners	5	(1,469,956)	1,244,733	(2,848,637)	1,905,791
Basic earnings per share (cents)	5	(1.67)	1.42		
Diluted earnings per share (cents)		(1.67)	1.42		

The accompanying notes form part of these financial statements.

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	THE COMPANY 2004 $	THE COMPANY 2003 $
Current assets					
Cash assets	6	3,208,996	4,301,918	2,659,148	4,169,824
Receivables	7	1,934,360	1,253,030	1,186,113	757,832
Inventories	8	1,201,667	3,333,948	1,248,009	3,027,284
Self-generating and regenerating assets	9	2,583,417	2,165,998	-	-
Total current assets		8,928,440	11,054,894	5,093,270	7,954,940
Non-current assets					
Receivables	7	-	-	14,979,745	14,936,844
Inventories	8	240,248	121,836	-	-
Self-generating and regenerating assets	9	9,090,275	8,406,627	-	-
Property, plant and equipment	11	2,688,137	2,458,214	30,525	14,672
Deferred Tax Asset	4	239,919	150,563	151,021	34,107
Total non-current assets		12,258,579	11,137,240	15,161,291	14,985,623
Total assets		21,187,019	22,192,134	20,254,561	22,940,563
Current liabilities					
Payables	12	1,020,369	766,980	350,953	181,329
Current tax liabilities	4	230,480	-	-	-
Provisions	13	104,212	122,946	71,648	72,963
Total current liabilities		1,355,061	889,926	422,601	254,292
Non-current liabilities					
Deferred tax liabilities	4	112	406	112	5,786
Total non-current liabilities		112	406	112	5,786
Total liabilities		1,355,173	890,332	422,713	260,078
Net assets		19,831,846	21,301,802	19,831,848	22,680,485
Equity					
Contributed equity	14	18,849,092	18,849,092	18,849,092	18,849,092
Retained profits	15	982,754	2,452,710	982,756	3,831,393
Total equity		19,831,846	21,301,802	19,831,848	22,680,485

The accompanying notes form part of these financial statements.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2004

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
Cash flows from operating activities				
Proceeds from pearl and oyster sales	5,839,566	9,957,459	5,209,858	9,914,269
Proceeds from other operating activities	769,835	59,471	701,640	-
Interest paid	(29)	(124)	(29)	(124)
Interest and bill discounts received	176,843	169,096	163,139	156,142
Payments to suppliers	(6,279,530)	(6,972,312)	(1,678,098)	(2,205,766)
Income tax paid	(410,894)	(2,966,755)	(230,847)	(2,244,540)
Net cash provided by/(used in) operating activities (Note 20.2)	95,791	246,835	4,165,663	5,619,981
Cash flows from investing activities				
Advances to controlled entities	-	-	(5,605,806)	(6,481,673)
Payments for property, plant and equipment	(778,641)	(1,119,718)	(23,083)	(9,763)
Proceeds on disposal of fixed assets	1,891	115,849	-	-
Payment for Other Financial Instrument	(47,450)	-	(47,450)	-
Net cash provided by/(used in) investing activities	(824,200)	(1,003,869)	(5,676,339)	(6,491,436)
Cash flows from financing activities				
Dividend Payment	-	(878,103)	-	(878,103)
Net cash provided by/(used in) financing activities	-	(878,103)	-	(878,103)
Net increase/(decrease) in cash held	(728,409)	(1,635,137)	(1,510,676)	(1,749,558)
Cash at the beginning of the financial year	4,301,918	6,119,808	4,169,824	5,919,382
Effects of exchange rate changes on the balances of cash held in foreign currencies	(364,513)	(182,753)	-	-
Cash and term deposits at the end of the financial year (Note 20.1)	3,208,996	4,301,918	2,659,148	4,169,824

The accompanying notes form part of these financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1 Basis of Preparation

This general purpose financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Act 2001.

The financial statements have been prepared under the historical cost convention and except where stated, they do not take into account changing money values or fair values of non-current assets. The accounting policies relating to the financial statements are consistent with those applied in the previous year unless otherwise stated.

1.2 Comparative Amounts

Where necessary, the figures for the previous year have been reclassified to facilitate comparison.

1.3 Principles of Consolidation

The financial statements of the economic entity comprise consolidated accounts of Atlas Pacific Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

Where a controlled entity is acquired during a year, its results are included only from the date of acquisition. Where there is loss of control of a controlled entity during a year, its results are included only for that period of the year during which the parent entity had control.

In the instance of the acquisition of a controlled entity, the cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value apportionment, at the date of acquisition, of the purchase consideration plus costs incidental to the acquisition.

Atlas Pacific Limited is a listed public company incorporated and domiciled in Australia.

1.4 Inventories

(a) Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.

(b) Nuclei - quantities on hand at the year end are valued at cost.

(c) Oysters - refer note 1.5

1.5 Self-Generating and Regenerating Assets (SGARAs)

The Consolidated Entity has applied AASB1037 *Self-Generating and Regenerating Assets* (SGARAs). The standard requires that all inventories, which are non-human, living assets, be treated separately from other inventory. SGARAs must be measured at net market value and the increment/(decrement) in net market values of the SGARAs is to be recognised as revenue/(expense) in the statement of financial performance.

The value of the SGARAs is only recognised when it can be measured *reliably*.

Pearls, although not a living organism, are a product of an oyster which is classified as a SGARA and as such, they too are classified as a SGARA at the time that they are harvested. In the opinion of the Directors, the most reliable valuation methodology for the pearls that are defined as a product of a SGARA is the net market value for the pearls based on the price at which they are sold by PT Cendana Indopearls to Atlas Pacific Ltd. Once the pearls are sold by PT Cendana Indopearls, they cease to be a SGARA under the definition in the accounting standard.

Oysters are a living organism which meets the definition of a SGARA. There is no market for pearl oysters by which a reliable valuation comparison of this category of the SGARA can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the economic entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production to date. Cost is the total direct hatchery and farm operations and includes the cost of oyster purchases and nuclei used in seeding operations.

The details of the SGARAs that are held by the economic entity as at 31 December 2004 are provided at Note 9.

1.6 Revenue Recognition

(a) Sales Revenue comprised of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.

(b) Interest Income recognised as it accrues.

(c) Asset Sales Revenue comprises the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

(d) Inventory Revaluation in accordance with accounting standard AASB1037 Self-Generating and Regenerating Assets, any increase in the net market value of these assets are recognised as revenue at the time of the revaluation.

1.7 Investments

Long term investments are stated at cost or valuation, less a provision for diminution in value, as assessed by the Directors annually to ensure that the carrying amount is not in excess of recoverable amount. The recoverable amount is assessed from the shares' current market value or the underlying net assets in the particular entities. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

1.8 Valuation of Non-Current Assets

In determining the recoverable amounts of non-current assets, the expected net cash flows arising from the continued use and subsequent disposal of those assets have not been discounted to their present value.

The carrying amount of non-current assets is reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount and the write-down is included in the profit and loss statement.

1.9 Depreciation

Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate	
	2004	2003
Leasehold land & buildings & improvements	5-10%	5-10%
Vessels	10%	10%
Plant & equipment	20-50%	20-50%

1.10 Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over the period of 5 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

1.11 Foreign Currency Translations

(a) Translations

The Company considers that the operations of the Indonesian subsidiary are integrated with those of the parent entity and therefore the temporal method of accounting for foreign exchange conversion has been adopted, whereby,

(i) monetary items are converted at the exchange rate applicable at the year end,

(ii) other pearling project assets and liabilities are converted at the exchange rate applicable at the time of transaction and

(iii) gains and losses on transactions are taken to the current year's profit and loss account.

(b) Hedges

Gains or losses on hedges of specific commitments including those relating to the price of particular goods or services to be purchased or sold, are to be deferred and included in the measurement of the purchase or sale transaction.

1.12 Income Tax

The liability method of tax-effect accounting has been adopted, whereby:

(a) the income tax (expense)/benefit in the profit and loss account is determined by applying the current tax rate to operating profit/(loss) after allowing for permanent differences,

(b) a provision for deferred income tax is created for

(i) expenses which are currently deductible in determining taxable income but which have not been taken up in arriving at the operating profit, and

(ii) revenue which has been included in operating profit but which is not yet assessable for tax,

(c) a future income tax benefit is brought to account for

(i) expenses which have been taken up in arriving at the operating profit but are not currently deductible for income tax purposes, and

(ii) revenue which is currently assessable for tax but which has not yet been included in operating profit,

(iii) income tax losses carried forward.

Future income tax benefits are not brought to account unless realisation of the benefits is virtually certain.

Realisation is contingent upon

(i) deriving future assessable income of a nature and of an amount sufficient to enable the benefit of the deductions for the losses to be realised,

(ii) the Company continuing to comply with the conditions for deductibility imposed by the law, and

(iii) no changes in the legislation which would adversely affect realisation of the benefit of the losses.

1.13 Bills of Exchange

Bills of exchange have been purchased in the market at a discount to face value. The bills are carried at an amount representing cost and a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

1.14 Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the economic entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

1.15 Trade and Other Debtors

The ability to collect is assessed at balance date and specific provision is made for any doubtful accounts.

1.16 Interests in Joint Operations

The economic entity's share of the assets, liabilities, revenue and expenses of joint operations are included in the appropriate items of the consolidated balance sheet and profit and loss account.

1.17 Leases

Lease payments for operating leases, where substantially all the risk and benefits remain with the lessor, are charged as expenses in the period in which they are incurred.

1.18 Earnings Per Share

i) Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of service equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

ii) Diluted earnings per share

Diluted earnings per share adjusts the figure used in determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

1.19 Segment Reporting

Segment revenues and expenses are those directly attributable to the segment and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Whilst most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income tax.

Inter-segment transfers, segment revenues, expenses and results include transfers between segments. These transfers are eliminated on consolidation.

1.20 Employee Entitlements

Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

1.21 Derivatives

The consolidated entity is exposed to changes in foreign exchange rates from its activities. The consolidated entity uses forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes. Derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposure. The accounting for forward foreign exchange contracts is set out in Note 1.11 (b).

1.22 Adoption of Australian Equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The Directors are of the opinion that the key differences in the economic entity's accounting policies which will arise from the adoption of IFRS are:

- Taxation

  A "balance sheet" approach will be adopted, replacing the "statement of financial performance" approach currently used by Australian companies. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base. It is expected that the standard may require the entity/group to carry higher levels of deferred tax assets and liabilities. This will result in the recognition of new assets and liabilities and an initial impact on retained earnings at 1 January 2004.

- Revenue

  Currently the group includes gross revenue received on disposal of assets as revenue. Under Australian equivalents to IFRSs gains and losses on sale of will be recognised on a net basis in revenue, resulting in lower revenue being recorded by the entity/group.

- Translation of Foreign Subsidiaries

  Currently the group translates the accounts of its foreign subsidiary using the temporal method for integrated operations. Australian equivalents to IFRSs do not distinguish between integrated and self-sustaining operations and all investments in a foreign subsidiary with a functional currency different to the group's presentation currency will be translated using the closing rate for assets and liabilities; the transaction date rate (or average rate) for income and expenses; with differences taken to equity. When the foreign subsidiary is disposed of, Australian equivalents to IFRSs require any balance in equity to be transferred to the profit or loss. As a result there will be a higher equity balance and less volatility in earnings compared to the current treatment of integrated operations. There will be an initial impact on retained earnings from the transfer of translation differences to a foreign currency translation reserve which will be restated to zero at 1 January 2004.

- Impairment of Assets

The group currently assesses the amount of impairment of assets by determining the recoverable amount of the asset on the basis of undiscounted cash flows. Under Australian equivalents to IFRSs, the group will be required to determine the recoverable amount as the higher of fair value less costs to sell and value in use. It is likely that this change in policy will lead to impairments being recognised more often than under the existing policy and increased volatility in future earnings.

- Proposed Dividends

Currently the group records a provision for dividends when they are declared determined or publicly recommended on or before reporting date. Under Australian equivalents to IFRSs these dividends will not be recognised if they are still to be approved at reporting date and no longer at the discretion of the group, resulting in lower liabilities and lower expenses.

- Financial Instruments, Recognition and Measurement Hedging

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the group's statement of financial position. Australian equivalents to IFRSs recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met.

Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the statements of financial performance.

The hedging rules will impact the way the group accounts for hedges of its funding and for hedges of its statement of financial position. This will result in new assets and liabilities being recognised, increased volatility in future earnings and will have an initial impact on opening retained earnings at 1 January 2004.

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Sales revenue	5,822,982	8,858,413	5,218,743	8,803,892
Interest received other parties	156,262	194,150	142,558	181,197
Net foreign exchange gain/(loss) from operating activities	790,084	702,735	831,960	800,779
Other revenues	19,391	4,294	-	15
	6,788,719	9,759,592	6,193,261	9,785,883
Revenue from outside operating activities				
Property rental	48,804	55,192	-	-
	48,804	55,192	-	-
Total revenue	6,837,523	9,814,784	6,193,261	9,785,883
3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSES				
The operating result before income tax has been determined after charging/(crediting) the following items:				
Interest paid - other corporations	29	124	29	124
Administration expenses from ordinary activities				
Operating lease rental costs	46,508	56,732	27,461	38,797
Movements in provisions				
Depreciation property, plant and equipment	28,356	26,914	7,228	7,179
Other expenses from ordinary activities				
Movements in provisions				
Amortisation of goodwill on acquisition of minority interest	-	247,777	-	-
Increase in tax related expenses	177,442	-	-	-
Provision for employee entitlements	19,727	4,542	16,061	1,700
Foreign currency translation (gain)/loss	185,617	177,391	-	-
Write-down in oyster inventory value	541,032	-	-	-
Loss/(profit) on disposal of fixed assets	(20)	34,461	-	-
Significant revenues and expenses				
Provision for write - down in loan to subsidiary	-	-	2,576,296	-
	923,798	464,171	2,592,357	1,700

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
4. INCOME TAX				
a) Income Tax Expense				
Prima facie tax expense calculated at 30% on the profit from ordinary activities	(411,903)	582,393	(889,752)	817,261
Tax effect of permanent differences:				
Non deductible expenses	963	16,436	963	1,061
Other Assessable Income	778	-	778	-
Permanent Differences (Indonesia)	43,144	-	-	-
Non-Deductible Expenses (Indonesian Tax Audit)	53,233	-	-	-
Restatement of closing trading stock	91,697	145,014	-	-
Amortisation of goodwill	-	74,333	-	-
Provision for Investment in Subsidiary	-	-	772,888	-
Foreign currency movements	(232,963)	(985,962)	-	-
Inventory valuation adjustment	68,308	3,839	-	-
Current year losses not brought to account	251,672	860,433	-	-
Income tax under/ prior years	232,017	90	(2,080)	90
Income tax attributable to operating result	96,946	696,576	(117,203)	818,412
Income tax expense attributable to profit from ordinary activities is made up of movements in:				
Current income tax provision	230,480	817,333	-	817,333
Deferred income tax provision	(2,421)	406	(5,674)	5,786
Future income tax benefit	(132,650)	(121,253)	(109,449)	(4,797)
Income tax under/(over) provided in prior years	1,537	90	(2,080)	90
	96,946	696,576	(117,203)	818,412
b) Current Tax Liability				
Provision for current income tax				
Balance at beginning of year	(424,840)	1,720,422	(127,954)	1,312,646
Income tax paid	(410,894)	(2,983,755)	(230,847)	(2,261,540)
Current year income tax provision	230,480	817,333	-	817,333
Foreign Currency Movements	-	17,553	-	-
Under/(over) provision in prior years	7,979	3,607	7,979	3,607
Transfer to current tax receivable	827,755	424,840	350,822	127,954
	230,480	-	-	-
c) Deferred Tax Liability				
Provision for deferred income tax at the applicable rate of 30%	(112)	(406)	(112)	(5,786)
d) Deferred Tax Asset				
The future income tax benefit is made up of the following estimated tax benefits:				
Tax Losses	114,555	-	114,555	-
Timing Differences	125,364	150,568	36,466	34,107
	239,919	150,568	151,021	34,107

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
4. INCOME TAX (Cont.)				
Future income tax benefits not taken to account				
The potential benefits of which will be realised only if the conditions occur for deductibility (set out in Note 1.12), are as follows:				
- Revenue losses not brought to account	939,444	551,856	-	-
- Capital losses (prior years)	924,638	924,638	64,205	64,205

For details of the franking account, refer to Note 16.

	CONSOLIDATED	
	2004 cents	2003 cents
5. EARNINGS PER SHARE		
Basic earnings per share (cents per share)	(1.67)	1.42
Diluted earnings per share (cents per share)	(1.67)	1.42

	2004 $	2003 $
Earnings Reconciliation		
Net profit used for basic earnings	(1,469,956)	1,244,733
After tax effect of dilutive securities	-	-
Diluted earnings	(1,469,956)	1,244,733
Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	87,810,254	87,810,254
Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	87,810,254	87,810,254

Diluted earnings per share is calculated after taking into consideration all options and convertible notes on issue that remain unconverted at 31 December as potential ordinary shares.

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
6. CASH ASSETS				
Cash at bank	1,908,996	1,533,897	1,359,148	1,401,803
Deposit s at Call	1,300,000	2,768,021	1,300,000	2,768,021
	3,208,996	4,301,918	2,659,148	4,169,824
7. RECEIVABLES				
CURRENT				
Trade debtors	764,916	639,759	705,059	565,151
Income tax receivable	827,755	126,845	350,823	126,845
Sundry debtors & prepayments	341,689	486,426	130,231	65,836
	1,934,360	1,253,030	1,186,113	757,832
NON CURRENT				
Amount receivable from controlled entities	-	-	19,160,886	16,541,692
Provision for loss on loans	-	-	(4,181,141)	(1,604,848)
	-	-	14,979,745	14,936,844
8. INVENTORIES				
CURRENT				
Pearls	1,193,728	3,333,948	1,248,009	3,027,284
Jewellery	7,939	-	-	-
	1,201,667	3,333,948	1,248,009	3,027,284
NON CURRENT				
Nuclei	151,911	121,836	-	-
Other	88,337	-	-	-
	240,248	121,836	-	-
TOTAL INVENTORY	1,441,915	3,455,784	1,248,009	3,027,284
9. SELF - GENERATING AND REGENERATING ASSETS (SGARAs)				
CURRENT				
Oysters	2,583,417	2,165,998	-	-
NON CURRENT				
Oysters	9,090,275	8,406,627	-	-
Total SGARAs	11,673,692	10,572,625	-	-

The details of the SGARAs that are held by the economic entity as at year end are as follows:

	2004	2003
9. SGARAs (Cont.)		
Nature of SGARAs Oysters *(Pinctada maxima)*		
Held within the economic entities operations:		
Juvenile oysters which are not nucleated	749,889	672,721
Nucleated oysters	385,578	224,839
Other oysters used for broodstock, saibo tissue and research	3,006	8,348
Economic entities share held within joint operations:		
Juvenile oysters which are not nucleated	-	24,747
Nucleated oysters	97,628	77,941
	1,236,101	1,008,596
Change increment in net market value during the financial year	$nil	$nil

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
10. INVESTMENTS				
Controlled entities				
- unlisted shares (see Note 27)	-	-	2,750,004	2,750,004
Provision for diminution in value	-	-	(2,750,004)	(2,750,004)
	-	-	-	-
11. PROPERTY, PLANT AND EQUIPMENT				
(a) General				
Plant and equipment				
- at cost	100,475	77,393	100,475	77,393
- accumulated depreciation	(69,950)	(62,721)	(69,950)	(62,721)
	30,525	14,672	30,525	14,672
(b) Pearling project				
Leasehold land and buildings				
- at cost	1,283,492	1,236,544	-	-
- accumulated depreciation	(437,975)	(361,430)	-	-
	845,517	875,114	-	-
Plant and equipment, vessels, vehicles				
- at cost	6,862,873	6,097,114	-	-
- accumulated depreciation	(5,050,778)	(4,528,686)	-	-
	1,812,095	1,568,428	-	-
Total pearling project	2,657,612	2,443,542	-	-
Total property, plant and equipment	2,688,137	2,458,214	30,525	14,672

Included in Pearling Project leasehold land and buildings is $278,920 (2003 - $414,223), being construction in progress at cost.

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:				
(a) General				
Carrying amount at beginning of the year	14,672	12,087	14,672	12,087
Additions	23,081	9,763	23,081	9,763
Depreciation	(7,228)	(7,178)	(7,228)	(7,178)
Carrying amount at end of the year	30,525	14,672	30,525	14,672
(b) Pearling project				
Leasehold land and buildings				
Carrying amount at beginning of the year	875,114	624,344	-	-
Additions	46,948	329,278	-	-
Depreciation	(76,545)	(78,508)	-	-
Carrying amount at end of the year	845,517	875,114	-	-
Plant and equipment, vessels, vehicles				
Carrying amount at beginning of the year	1,568,428	1,558,504	-	-
Additions	708,610	780,677	-	-
Disposals	(1,870)	(150,311)	-	-
Depreciation	(463,073)	(620,442)	-	-
Carrying amount at end of the year	1,812,095	1,568,428	-	-

Depreciation of property, plant and equipment shown at Note 3 represents the proportion of the depreciation expense which is represented as an administration cost. The balance of the depreciation provision shown above is capitalised to oyster inventories.

12. PAYABLES

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	THE COMPANY 2004 $	THE COMPANY 2003 $
CURRENT				
Trade creditors	332,361	129,867	306,517	48,568
Other creditors	688,008	637,113	44,436	132,761
	1,020,369	766,980	350,953	181,329

13. PROVISIONS

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	THE COMPANY 2004 $	THE COMPANY 2003 $
CURRENT				
Employee entitlements	104,212	122,946	71,648	72,963
Number of employee	12	12	5	5

Employee entitlements relate to holiday pay accrual for all employees of Atlas Pacific Ltd and all expatriate employees of PT Cendana Indopearls. There are no material accruals in relation to the 432 (2003 298) Indonesian employees of PT Cendana Indopearls.

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
14. CONTRIBUTED EQUITY				
Issued and paid - up capital 87,810,254 ordinary shares (2003: 87,810,254 ordinary shares)	18,849,092	18,849,092	18,849,092	18,849,092
Reconciliation of Contributed Equity				
Balance at beginning of year	18,849,092	18,849,092	18,849,092	18,849,092
Shares issued	-	-	-	-
Balance at end of year	18,849,092	18,849,092	18,849,092	18,849,092

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders (where applicable) and creditors and are fully entitled to any proceeds of liquidation.

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
15. RETAINED PROFITS				
Reconciliation of Retained Earnings				
Balance at beginning of year	2,452,710	2,086,080	3,831,393	2,803,705
Net profit attributable to members of the parent entity	(1,469,956)	1,244,733	(2,848,637)	1,905,791
Dividends Paid	-	(878,103)	-	(878,103)
Balance at end of year	982,754	2,452,710	982,756	3,831,393

	CENTS PER SHARE	TOTAL AMOUNT $	% FRANKED
16. DIVIDENDS			
Dividends paid and not provided for in previous years by the Company are:			
2004			
Nil	-	-	-
2003			
Paid 30 April 2003	1.0	878,103	100%

	2004 $	2003 $
Dividend Franking Account		
Franking credits available to shareholders of the Company for subsequent financial years	2,572,711	2,692,687

17. OPTIONS

There were no options that were issued or exercised during the financial years relating to this report. There are no options on issue by the Company as at the date of this report or any time during the period covered under this report.

	2004 $	2003 $

18. COMMITMENTS

The Company has commitments in relation to the rental of its current office premises. The commitments for lease payments contracted for but not provided for are as follows:

	2004 $	2003 $
Less than one year	18,270	-
Longer than one year, but less than 5 years	28,366	-
	46,636	-

19. CONTINGENT LIABILITIES

There are no contingent liabilities that the Directors are aware of at the date of this report.

20. NOTES TO THE STATEMENT OF CASH FLOWS

20.1 Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
Cash at bank (Note 6)	1,908,996	1,533,897	1,359,148	1,401,803
Deposits on call (Note 6)	1,300,000	2,768,021	1,300,000	2,768,021
Cash and cash equivalents	3,208,996	4,301,918	2,659,148	4,169,824

20.2 Reconciliation of net cash from operating activities to Operating profit after income tax

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	THE COMPANY 2004 $	THE COMPANY 2003 $
Operating profit/(loss) after income tax	(1,469,956)	1,244,733	(2,848,637)	1,905,791
Inventories	1,009,074	699,007	1,779,275	(110,281)
Increase/(decrease) in interest accrual	17,988	(25,055)	17,988	(25,055)
Non cash changes in debtors, prepayments and creditors	(398,751)	(914,350)	(6,326)	151,585
Purchase of unprocessed pearls	-	-	2,986,612	5,112,721
Provision for depreciation	546,849	706,129	7,228	7,179
Provision for employee entitlements	(13,458)	(2,063)	(1,315)	4,169
Provision against Loans	-	-	2,576,295	-
Amortisation of goodwill	-	247,776	-	-
(Profit)/loss on disposal of fixed assets	(20)	34,461	-	-
Increase/(decrease) in taxes payable	218,446	(1,942,954)	(345,457)	(1,426,128)
Foreign exchange differences	185,619	199,151	-	-
Net cash provided by/(used in) operating activities	95,791	246,835	4,165,663	5,619,981

As of the date of this report the Company has not entered into any non-cash financing or investing activities.

20.3 Credit facilities

As at 31 December 2004, the Company had in place a trade discounting facility with the ANZ Bank with a limit of $2,000,000. To date, this facility has not been utilised. This facility is secured by a registered first debenture charge over the assets of the Company.

21. DIRECTORS' AND EXECUTIVES' REMUNERATION

The names and positions held of parent entity Directors and specified executives in office at any time during the financial year are:

Parent Entity Directors:

Mr S.J. Arrow	Director Non-Executive
Mr W.F. James	Chairman - Non-Executive (retired 28 July 2004)
Mr I.M. Murchison	Director - Non-Executive
Mr G.R.W Snow	Chairman - Non-Executive
Dr J.J.U. Taylor.	Managing Director - Executive.

Specified Executives

Mr R.P. Poernomo	President Director, PT Cendana Indopearls
Mr J.S. Jorgensen	Director, PT Cendana Indopearls

Parent Entity Directors' Remuneration

		Primary		Post employment	Equity	Other	Total
		Salary & Fees	Superan-nuation Contribution				
2004	Mr S.J. Arrow	30,000	2,700	-	-	-	32,700
	Mr W.F. James	35,000	3,150	-	-	-	38,150
	Mr I.M. Murchison	14,063	1,265	-	-	-	15,328
	Mr G.R.W Snow	44,687	4,022	-	-	-	48,709
	Dr J.J.U. Taylor	214,227	21,687			65,026	300,940
		337,977	32,824	-	-	65,026	435,827
2003	Mr S.J. Arrow	30,000	2,700	-	-	-	32,700
	Mr W.F. James	60,000	4,219	-	-	-	64,219
	Mr I.M. Murchison	-	-	-	-	-	-
	Mr G.R.W Snow	33,750	3,038	-	-	-	36,788
	Dr J.J.U. Taylor	241,084	21,388			-	262,472
		364,834	31,345	-	-	-	396,179

Specified Executives' Remuneration

		Primary		Post employment	Equity	Other	Total
		Salary & Fees	Superan-nuation Contribution				
2004	Mr S.C.B. Adams	105,000	9,450	-	-	-	114,450
	Mr J.S. Jorgensen	160,306	-	-	-	-	160,306
	Mr R.P. Poernomo	19,961	-	-	-	-	19,961
		285,267	9,450	-	-	-	294,717
2003	Mr S.C.B. Adams	105,263	7,692	-	-	-	112,955
	Mr J.S. Jorgensen	149,286	-	-	-	-	149,286
	Mr R.P. Poernomo	12,500	-	-	-	21,463	33,963
		267,049	7,692	-	-	21,463	296,204

21. DIRECTORS' AND EXECUTIVES' REMUNERATION (Cont.)

Shareholdings

Number of Shares held by Parent Entity Directors and Specified Executives

	Balance 1/1/04	Net Change	Balance 31/12/04
Parent Entity Directors			
Mr S.J. Arrow	1,952,934	-	1,952,934
Mr W.F. James	-	-	-
Mr I.M. Murchison	650,000	-	650,000
Mr G.R.W Snow	14,025,744	-	14,025,744
Dr J.J.U. Taylor	65,000	-	65,000
Specified Executives			
Mr S.C.B. Adams	-	-	-
Mr J.S. Jorgensen	36,034	-	36,034
Mr R.P. Poernomo	1,265,000	-	1,265,000
	17,994,712	-	17,994,712

There are no options held by Directors or Specified Executives of the Company. There are no Directors or Specified Executives who have received any remuneration in the form of securities of any sort issued by the Company in the last two financial years.

The Company's policy for determining the nature and amount of emoluments of Board members and senior executives of the company is as follows:

The remuneration structure for executive officers, including executive Directors, is based on a number of factors, including length of service, particular experience of the individual concerned and overall performance of the company. The contracts for service between the Company and specified Directors and executives, with the exception of the Managing Director Dr. Joseph Taylor whose contract expires in December 2007, are on a continuing basis the terms of which are not expected to change in the immediate future. Upon retirement specified Directors and executives are paid employee benefit entitlements accrued to date of retirement.

22. RELATED PARTY TRANSACTIONS

Details of Directors' remuneration are set out in note 21.

DIRECTORS TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

Mr R.P. Poernomo, the President Director of the Indonesian subsidiary PT Cendana Indopearls, received a fee on normal commercial terms of the equivalent to $57,188 (2003 - $47,255) for providing office facilities and administration services for the Company's Indonesian subsidiary in Jakarta, Indonesia.

The Company had an agreement with Arrow Pearling Co Pty Ltd, a company of which Mr S.J. Arrow is Managing Director and major shareholder, to sub-lease office space on commercial terms. Rent of $18,072 (2003 - $36,430) was paid during the year. The rental arrangements with Arrow Pearling Co Pty Ltd ceased on 30 June 2004.

The Company also has a consultancy agreement with Arrow Pearling Co Pty Ltd under which staff of the economic entity have been trained as pearl operation technicians at the Indonesian pearl farm. During the year, $189,030 (2003 - $177,566) was payable to Arrow Pearling Co Pty Ltd as consulting fees. This agreement was entered into prior to Mr Arrow becoming a Director of the Company. It was entered into on commercial terms and expires in March 2009.

During the year, an employment contract was entered into between the Company and Claire Taylor, the wife of the Managing Director, Joseph Taylor, on commercial terms. Under this contract, Mrs Taylor received remuneration of $48,556 for her services in establishing further markets for the Company's by-product material.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms.

TRANSACTIONS WITH NON-DIRECTOR RELATED PARTIES

The Company purchases pearls from its wholly owned controlled entity PT Cendana Indopearls. These transactions are in the normal course of business.

	CONSOLIDATED		THE COMPANY	
	2004 $	2003 $	2004 $	2003 $
23. REMUNERATION OF AUDITORS				
Amounts received or due and receivable by the auditors for:				
Auditing or reviewing financial statements				
Auditors of the Company	42,594	17,513	17,732	17,513
Other auditors	-	12,776	-	-
	42,954	30,289	17,732	17,513
Other Services				
Auditors of the Company	8,921	23,377	8,921	23,377
Other auditors	48,016	31,732	27,790	25,197
	56,937	55,109	36,711	48,574

24. SEGMENT REPORTING

(a) Business Segment (Primary Reporting)

The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b) Geographical Segment (Secondary Reporting)

2004	Indonesia $	Australia $	Eliminations $	Total $
Revenue				
External segment revenue	669,459	5,218,743	-	5,888,202
Inter-segment revenue	3,534,025	-	(3,534,025)	-
Total segment revenue	4,023,484	5,218,743	(3,534,025)	5,888,202
Other unallocated revenue	(1,656,595)	974,518	1,631,398	949,321
Total revenue				6,837,523
Result				
Segment result	314,931	(300,917)	(853,068)	(839,054)
Unallocated corporate expenses	(1,954,477)	(2,665,335)	4,085,856	(533,956)
Profit from ordinary activities before income tax				(1,373,010)
Income tax expense				(96,946)
Net profit				(1,469,956)
Depreciation and amortisation	21,128	7,228	-	28,356
Other non-eash expenses	3,666	16,061	-	19,727
Assets				
Segment assets	15,416,636	1,898,788	-	17,315,424
Unallocated corporate assets	549,848	3,321,747	-	3,871,595
Consolidated total assets	15,966,484	5,220,535	-	21,187,019
Liabilities				
Segment liabilities	874,227	350,953	-	1,225,180
Unallocated corporate liabilities	58,233	71,760	-	129,993
Consolidated total liabilities	932,460	422,713	-	1,355,173
Acquisitions of non-current assets (Property, Plant & Equipment)	755,558			755,558
Unallocated acquisitions of non-current assets		23,083		23,083
				778,641

2003	Indonesia $	Australia $	Eliminations $	Total $
Revenue				
External segment revenue	54,521	8,803,892	-	8,858,413
Inter-segment revenue	5,875,549	-	(5,875,549)	-
Total segment revenue	5,930,070	8,803,892	(5,875,549)	8,858,413
Other unallocated revenue				956,371
Total revenue				9,814,784
Result				
Segment result	233,950	3,002,940	(483,381)	2,753,509
Unallocated corporate expenses				(812,200)
Profit from ordinary activities before income tax				1,941,309
Income tax expense				(696,576)
Net profit				1,244,733
Depreciation and amortisation	946,726	7,179	-	953,905
Other non-cash expenses	2,842	1,700	-	4,542
Assets				
Segment assets	13,688,492	3,843,809	-	17,532,301
Unallocated corporate assets	248,550	4,411,283	-	4,659,833
Consolidated total assets	13,937,042	8,255,092	-	22,192,134
Liabilities				
Segment liabilities	623,083	181,328	-	804,411
Unallocated corporate liabilities	7,171	78,750	-	85,921
Consolidated total liabilities	630,254	260,078	-	890,332
Acquisitions of non-current assets (Property, Plant & Equipment)	1,109,955			1,109,955
Unallocated acquisitions of non-current assets		9,763		9,763
				1,119,718

25. ECONOMIC DEPENDENCY

The Company's pearls are sold by private treaty sales through a distribution arrangement with Pearlautore International Pty Ltd in Sydney. Pearls are sold to a number of wholesale customers with a wide geographic spread.

All of the Company's pearls are purchased from its wholly owned subsidiary PT Cendana Indopearls.

26. CONTROLLED ENTITIES	Percentage owned 2004	Percentage owned 2003	Place of incorporation	Book value of Company's investment 2004 $	Book value of Company's investment 2003 $
Sharcon Pty Ltd	100%	100%	Australia	-	-
Tansim Pty Ltd	100%	100%	Australia	-	-
P.T. Cendana Indopearls	100%	100%	Indonesia	-	-

The ultimate parent entity, Atlas Pacific Limited, is incorporated in Australia.

27. POST BALANCE DATE EVENTS

There have been no significant post balance date events.

28. AMOUNTS PAYABLE/RECEIVABLE IN FOREIGN CURRENCIES

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	THE COMPANY	
	2004 $	2003 $
Amount receivable:		
Indonesian Rupiah	75,543	298,712
Japanese Yen	537,846	537,594
US Dollars	6,696	-
	620,085	836,306
Amounts payable:		
Indonesian Rupiah	(945,232)	(1,106,923)

29. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a) Net fair value of financial assets and liabilities

The net fair value of cash, cash equivalents and no-interest bearing monetary financial assets and liabilities approximates their carrying value.

(b) Interest rate risk

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

		Note	Weighted average interest rate %	Floating interest rate $	Fixed interest rate maturing in 1 year or less $	Non interest bearing $	Total $
2004	Financial Assets						
	Cash	6	3.05	1,886,833	1,300,000	22,163	
	Receivables	4,7	0.00	-	-	2,174,279	
				1,886,833	1,300,000	2,196,442	
	Financial Liabilities						
	Payables	12	0.00	-	-	(1,250,849)	(1,250,849)
				-	-	(1,250,849)	(1,250,849)
	Net Financial Asset/(Liabilities)			1,886,833	1,300,000	945,593	4,132,426
2003	Financial Assets						
	Cash	6	4.59	1,515,306	2,768,021	18,591	4,301,918
	Receivables	4,7	0.00	-	-	1,253,030	1,253,030
				1,515,306	2,768,021	1,271,621	5,554,948
	Financial Liabilities						
	Payables	12	0.00	-	-	(766,980)	(766,980)
				-	-	(766,980)	(766,980)
	Net Financial Asset/(Liabilities)			1,515,306	2,768,021	504,641	4,787,968

	Note	THE COMPANY 2004 $	2003 $
Reconciliation of net financial assets to net assets			
Net financial assets/(liabilities) as above		4,132,427	4,787,968
Non-financial assets & liabilities			
- Inventories	8	1,441,915	3,455,784
- SGARAs	9	11,673,691	10,572,625
- Property, plant & equipment	11	2,688,137	2,458,214
- Tax liability/benefit (net)	4	(112)	150,157
- Provisions	13	(104,212)	(122,946)
Net assets per balance sheet		19,831,846	21,301,802

(c) Foreign Exchange Risk

The consolidated entity has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 6 months.

The consolidated entity's policy is to enter into forward foreign exchange contracts to hedge a proportion of foreign currency sales expected in the future. The amount of anticipated future sales is forecast in light of current conditions in foreign markets and experience in the pearling industry.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

	2004 Weighted	2003 Average Rate	2004 AUD	2003 AUD
Sell Japanese Yen				
Not later than one year	73.50	70.13	3,384,800	7,310,601
One to two years	-	70.81	-	500,000

These forward exchange contracts are hedging anticipated sales that are due within 6 months. Any unrealised gains and losses on the hedging contracts, together with the costs of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs. The gross unrecognised gains and losses on hedges of anticipated foreign currency sales for the consolidated entity are as follows:

	2004		2003	
	Gains AUD	Losses AUD	Gains AUD	Losses AUD
Not later than one year	289,911	-	922,729	-
One to two years	-	-	58,891	-

(d) Credit Risk Exposure

The credit risk on financial assets of the economic entity which have been recognised on the balance sheet, other than investments in shares, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The Company carries insurance against default of its debtors up to $2 million.

Credit risk on off-balance sheet derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

DECLARATION BY DIRECTORS

In the opinion of the Directors:

(a) the financial statements set out on pages 23 to 50:

 (i) give a true and fair view of the consolidated economic entity's financial position as at 31 December 2004 and the performance as represented by the results of its operations and its cash flows for the year ended on that date; and

 (ii) are in accordance with the Corporations Act 2001 and comply with Accounting Standards and the Corporations Regulations 2001, and other mandatory professional reporting requirements; and

(b) at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors

G.R.W. Snow
Chairman

10 March 2005
Perth, Western Australia

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ATLAS PACIFIC LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Atlas Pacific Limited (the company) and the consolidated entity, for the year ended 31 December 2004. The consolidated entity comprises both the company and the entities it controlled during that year. The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the director's of the company, a written Auditor's Independence Declaration.

Audit Opinion

In our opinion, the financial report of Atlas Pacific Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2004 and of its performance for the year ended on that date; and
(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

BDO
Chartered Accountants

Sherif Andrawes
Partner
Date: 10 March 2005
Perth, Western Australia

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

SA:PAM:BP:00645

10 March 2005

The Directors
Atlas Pacific Ltd
43 York Street
SUBIACO WA 6008

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO CHARTERED ACCOUNTANTS TO THE DIRECTORS OF ATLAS PACIFIC LTD

To the best of my knowledge and belief, there have been:

- no contraventions of the auditor independence requirements of this Act in relation to the review; and
- no contraventions of any applicable code of professional conduct in relation to this review.

Yours faithfully
BDO
Chartered Accountants & Advisers

Sherif Andrawes
Partner

SHAREHOLDER INFORMATION

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report is set out below.

Shareholdings (as at 28 February 2005)

Substantial shareholders

The number of shares held by substantial shareholders and their associates are set out below:

Shareholder	Ordinary shares	Percentage of Capital Held
Dampier Investment Group *	14,025,744	15.97%

* Includes Dampier Investments Pty Ltd and Tempest Pty Ltd

Voting rights

Ordinary shares

Refer to note 14

Distribution of shareholders - Ordinary Shares

Category	Number of holders
1 - 1,000	137
1,001 - 5,000	731
5,001 - 10,000	538
10,001 - 100,000	957
100,001 and over	102
	2,465
Number holdings less than a marketable parcel	361

On-market buy-back

There is no current on-market buy-back.

Twenty largest shareholders

	Number of ordinary shares held	Percentage of capital held
Dampier Investments Pty Ltd	13,425,744	15.29
ANZ Nominees Ltd	6,246,763	7.11
C & B Carr	2,000,000	2.28
Arrow Pearl Co Pty Ltd	1,952,934	2.28
Dorran Pty Ltd	1,750,000	1.99
R P Poernomo	1,265,000	1.44
Pearlautore International Pty Ltd	1,107,669	1.26
Citicorp Nominees Pty Ltd	1,055,365	1.20
Capital Property Finance Pty Ltd	1,016,464	1.16
J R & T C Stuart	1,008,102	1.15
D G Williams	750,100	0.85
Nobel Investments Pty Ltd	680,000	0.77
Tamariki Holdings Pty Ltd	658,718	0.75
Tenalga Pty Ltd	650,000	0.74
ERM Investments Pty Ltd	600,000	0.68
Tempest Pty Ltd	600,000	0.68
L Nicholls	550,350	0.63
Brentsuper Pty Ltd	520,000	0.59
J S Rhoding	507,501	0.58
Flinside Pty Ltd	450,000	0.51
	36,794,710	41.90
Total number of shares on issue	87,810,254	

Other information

Atlas Pacific Limited, incorporated and domiciled in Australia, is a public company listed on the Australian Stock Exchange and the Nasdaq Stock Exchange.



ASX

AUSTRALIAN STOCK EXCHANGE

www.atlaspacific.com.au



REGISTERED OFFICE

43 York Street
Subiaco Western Australia 6008
P.O. Box 8015
Subiaco East
Western Australia 6008
Telephone: +61(0)8 9380 9444 Facsimile: +61 (0)8 9380 9970
E-mail: atlas@atlaspacific.com.au

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